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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48591

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/06 (MM/DD/YY) AND ENDING 3/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barnard Jacobs Mellet (USA) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three Stamford Plaza; 301 Tresser Blvd., 6th Fl., Suite 601
(No. and Street)

Stamford (City) Connecticut (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Kevin Jacobs (203)973-2888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rayfield & Licata, PC
(Name – *if individual, state last, first, middle name*)

354 Eisenhower Parkway (Address) Livingston (City) NJ (State) 07039 (Zip Code)

PROCESSED
AUG 2 7 2007
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 3 1 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Christopher Krolick, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Barnard Jacobs Mellet (USA) LLC, as of March 31, 2007, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Christopher Krolick 4/20/07
Signature Date

Chief Operating Officer
Title

Subscribed and sworn to before me
on this 20th day of April, 2007

PAUL E. CSABY
NOTARY PUBLIC
MY COMMISSION EXPIRES DEC. 31, 2010

Notary Public

This report ** contains (check all applicable boxes):

(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income.
(x) (d) Statement of Cash Flows.
(x) (e) Statement Changes in Members' Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934.
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (j) A Reconciliation, Including Appropriate Explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report.
( ) (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
(x) (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARNARD JACOBS MELLET (USA) LLC
(SEC I.D. No. 8-48591)

AUDITED STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

MARCH 31, 2007

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document

Rayfield & Licata

Certified Public Accountants

JOSEPH A. LICATA Sr.*
JOSEPH A. SPERANZA*
ROBERT R. ROSS*
JOSEPH A. LICATA*
CHRISTOPHER D. LICATA*
EDWARD J. LINDER*

* CPA - NJ, NY

Members
Barnard Jacobs Mellet (USA) LLC

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Barnard Jacobs Mellet (USA) LLC as of March 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Barnard Jacobs Mellet (USA) LLC at March 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Rayfield & Licata

April 20, 2007
New York, New York

354 Eisenhower Parkway • Livingston, New Jersey 07039 • (973) 740-0200 • Fax (973) 740-1084

New York, New York • (212) 682-2552 / Jersey City, New Jersey • (201) 938-1610

E-mail rlnjo@aol.com • Website www.rayfield-licata.com

BARNARD JACOBS MELLET (USA) LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2007

ASSETS

ASSETS		
Cash	$ 33,726	
Deposit with clearing organization	109,288	
Receivable from clearing organization	8,500,293	
Due from member	612,128	
Securities owned	575,926	
Prepaid compensation	746,701	
Equipment and improvements	86,564	
Other assets	165,393	
Total assets		$10,830,019

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accrued expenses	$697,098	
Securities sold, not yet purchased	8,750	
Total liabilities		$ 705,848
MEMBERS' EQUITY		10,124,171
Total liabilities and members' equity		$10,830,019

See Notes to financial statements

BARNARD JACOBS MELLET (USA) LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2007

NOTE 1 - BUSINESS OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Business Operations

The Company, a majority owned subsidiary of a foreign investment holding company, is a limited liability company organized pursuant to the New York Limited Liability Company Law. The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company's principal lines of business are providing brokerage services to institutional investors primarily related to the stock market of South Africa and proprietary trading activities.

B. Securities Transactions

The Company has a clearing agreement with a financial institution whereby the financial institution clears transactions for the Company and its customers and carries such accounts on a fully disclosed basis as customers of the financial institution. Accordingly, the Company does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with such transactions.

Securities transactions are recorded on the trade date as if they had settled. Profit and loss arising from all securities entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their settlement date are recorded net on the statement of financial condition.

Securities owned and securities sold, not yet purchased are stated at quoted market values.

C. Fair Value of Financial Instruments

The fair value of all financial instruments is estimated to be their carrying values as all financial instruments are either at market or short term in nature.

D. Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange.

E. Equipment and Improvements

Equipment, furniture and fixtures and improvements are carried at

cost less accumulated depreciation. Depreciation is provided by using the straight line method over the estimated useful lives of the assets (five to ten years).

F. Stock-Based Compensation

The Company accounts for stock-based compensation using the fair value based method, whereby, compensation cost is measured at the grant date based on the value of the award and is recognized on a pro rata basis during the period of service.

G. Income Taxes

The Company has elected to be treated as a partnership for tax purposes, therefore no provision has been made in the financial statements for Federal and state income taxes pursuant to the provisions of the Internal Revenue Code applicable to partnerships.

H. Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Accordingly, actual results could differ from those estimates.

NOTE 2 - DEPOSIT WITH CLEARING ORGANIZATION

The Company is required to maintain a deposit with its clearing organization. As of March 31, 2007, the deposit was maintained in a non-interest bearing deposit account with a financial institution.

NOTE 3 - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased consist of

	Securities Owned	Securities Sold, Not Yet Purchased
Foreign bonds	$461,941	$8,750
Domestic bonds	38,150	
Foreign equities	75,835	
Total	$575,926	$8,750

NOTE 4 - EQUIPMENT AND IMPROVEMENTS

Equipment and improvements consist of

Equipment	$380,920
Furniture and fixtures	90,473
Improvements	28,877
	500,270
Accumulated depreciation	(413,706)
Total	$ 86,564

NOTE 5 - RELATED PARTY TRANSACTIONS

Management and research fees of $732,000 were charged by the majority member of the Company.

In a prior year, the Company implemented a stock-based compensation plan. Pursuant to the plan, the Company and certain eligible employees enter into agreements on an annual basis with its majority member whereby these Company employees are granted stock in the majority member's corporation. The shares granted to the employees vest and are immediately transferred to the employees in two years subject to specified levels of employment service. The cost of the stock grants is fully funded by the Company on each vesting date. The following table summarizes the activity under the stock-based compensation plan

	Shares
Outstanding grants at April 1, 2006	268,448
New shares granted	658,765
Shares forfeited	(54,789)
Shares vested	(213,659)
Outstanding grants at March 31, 2007	658,765

For the year ended March 31, 2007, the Company paid its majority member approximately $74,000 for the shares vested and delivered to its employees.

The outstanding grants at March 31, 2007 are scheduled to vest during the year ending March 31, 2008. As of March 31, 2007, approximately $193,000 of compensation cost related to these outstanding grants has not yet been recognized. Such costs will be recorded over the remaining vesting period.

The statement of financial condition includes approximately $192,000 as a component of accrued expenses for the Company's stock-based compensation plan.

For the year ended March 31, 2007, approximately $219,000 was recorded as compensation expense related to the above stock-based compensation. The weighted average cost per share to the Company was approximately $.50 per share.

NOTE 6 - EMPLOYEE SAVINGS PLAN

The Company sponsors an employee savings plan under section 401(k) of the Internal Revenue Code. The plan covers all employees. The Company made no contributions to the plan during the year ended March 31, 2007.

NOTE 7 - RISKS AND UNCERTAINTIES

A. Credit Risks

The Company maintains its cash balances in a checking account with a financial institution in excess of the FDIC insured limits. The Company does not anticipate non-performance by the financial institution.

The Company is engaged in various types of brokerage activities servicing a diverse group of primarily institutional investors. Customer securities transactions are cleared through a financial institution on a fully disclosed basis. These activities may expose the Company to off balance sheet risk in the event the customer is unable to fulfill its contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile markets which may impair the customers' ability to satisfy their obligations.

The agreement between the Company and the financial institution provides that the Company is obligated to assume any exposure related to nonperformance by its customers. Management monitors information it receives from the financial institution on a daily basis and continually evaluates the financial condition and credit standing of its customers to reduce the risk of loss.

B. Other

The Company has also sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at March 31, 2007 at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to March 31, 2007.

In addition, the Company's investments in foreign securities may involve risks not present in domestic investments. Since securities may be denominated in a foreign currency and may require settlement in foreign currencies and pay interest or dividends in foreign currencies, changes in the relationship of these foreign currencies to the U.S. dollar can significantly affect the value of the investments and earnings of the Company. Foreign investments may also subject the Company to foreign government exchange restrictions, expropriation, taxation or other political, social or economic developments, all of which could affect the market risk of the investments.

NOTE 8 - LEASE COMMITMENTS

The Company leases equipment and office space under operating leases which expire through September 2010. Rent expense was approximately $204,000 for the year ended March 31, 2007. Future minimum rental payments are as follows

Years ending March 31,	2008	$194,900
	2009	192,100
	2010	192,100
	2011	88,100
		$667,200

NOTE 9 - REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At March 31, 2007, the Company had net capital of $8,192,976 in excess of its required net capital minimum limit of $100,000. The Company's ratio of aggregate indebtedness to net capital was .08 to 1.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rayfield & Licata

April 20, 2007
New York, New York

END